UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LYONDELL CHEMICAL COMPANY

LYONDELLBASELL INDUSTRIES N.V.

and the additional subsidiary guarantor applicants

set forth under “Additional Applicants” below

(Name of applicants)

1221 McKinney Street, Suite 700

Houston, Texas 77010

Weena 737

Rotterdam, 3013 AM

The Netherlands

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
11% Senior Secured Notes due 2018	Up to a maximum aggregate principal amount of $3.25 billion

Approximate date of proposed public offering:

As soon as practicable on or after the date this Form T-3 becomes effective

Gerald A. O’Brien, Esq.

Vice President, Deputy General Counsel and Secretary

Lyondell Chemical Company

1221 McKinney Street, Suite 700

Houston, Texas 77010

(713) 309-4560

(Name and address of agent for service)

With a copy to:

Darrell W. Taylor, Esq.

Baker Botts L.L.P.

910 Louisiana

One Shell Plaza

Houston, Texas 77002

(713) 229-1234

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

Additional Applicants

Each of LyondellBasell Finance Company and the following subsidiaries of Lyondell Chemical Company is a guarantor of the securities to be issued under the indenture qualified hereby and is an applicant.

LyondellBasell Acetyls, LLC

Houston Refining LP

LyondellBasell Flavors & Fragrances, LLC

LyondellBasell F&F Holdco, LLC

LyondellBasell Acetyls Holdco, LLC

Lyondell Refining I LLC

Lyondell Refining Company LLC

Lyondell Europe Holdings Inc.

Lyondell Chimie France LLC

Lyondell Chemical Technology, L.P.

Lyondell Chemical Technology Management, Inc.

Lyondell Chemical Technology 1 Inc.

Lyondell Chemical Properties, L.P.

Lyondell Chemical Overseas Services, Inc.

Lyondell Chemical International Company

Lyondell Chemical Delaware Company

Equistar Chemicals, LP

Basell North America Inc.

Equistar GP, LLC

Equistar LP, LLC

GENERAL

1. General Information.

(a)	Form of organization: Lyondell Chemical Company (the “Company” or the “Issuer”) is a Delaware corporation.

i.	LyondellBasell Industries N.V., a public limited liability company formed under the laws of The Netherlands (“LyondellBasell Industries”);

ii.	LyondellBasell Acetyls, LLC, a Delaware limited liability company;

iii.	Houston Refining LP, a Delaware limited partnership;

iv.	LyondellBasell Flavors & Fragrances, LLC, a Delaware limited liability company;

v.	LyondellBasell Finance Company, a Delaware corporation (“LyondellBasell Finance”);

vi.	LyondellBasell F&F Holdco, LLC, a Delaware limited liability company;

vii.	LyondellBasell Acetyls Holdco, LLC, a Delaware limited liability company;

viii.	Lyondell Refining I LLC, a Delaware limited liability company;

ix.	Lyondell Refining Company LLC, a Delaware limited liability company;

x.	Lyondell Europe Holdings Inc., a Delaware corporation;

xi.	Lyondell Chimie France LLC, a Delaware limited liability company;

xii.	Lyondell Chemical Technology, L.P., a Delaware limited partnership;

xiii.	Lyondell Chemical Technology Management, Inc., a Delaware corporation;

xiv.	Lyondell Chemical Technology 1 Inc., a Delaware corporation;

xv.	Lyondell Chemical Properties, L.P., a Delaware limited partnership;

xvi.	Lyondell Chemical Overseas Services, Inc., a Delaware corporation;

xvii.	Lyondell Chemical International Company, a Delaware corporation;

xviii.	Lyondell Chemical Delaware Company, a Delaware corporation;

xix.	Equistar Chemicals, LP, a Delaware limited partnership;

xx.	Basell North America Inc., a Delaware corporation;

xxi.	Equistar GP, LLC, a Delaware limited liability company; and

xxii.	Equistar LP, LLC, a Delaware limited liability company.

Except for the Company, each of the foregoing entities is a guarantor of the securities to be issued under the indenture qualified hereunder.

(b)	State or other sovereign power under the laws of which organized: See (a) above.

2. Securities Act exemption applicable.

The Company is an indirect, wholly owned subsidiary of LyondellBasell Industries AF S.C.A. (“LyondellBasell AF”). On January 6, 2009, certain of LyondellBasell AF’s indirect U.S. subsidiaries, including the Company, voluntarily filed for protection under chapter 11 (“Chapter 11”) of title 11 of the United States Bankruptcy Code (the “U.S. Bankruptcy Code”) in the United States Bankruptcy Court in the Southern District of New York (the “Bankruptcy Court”). The Company’s 11% Senior Secured Notes due 2018 (the “Notes”) will be offered under the indenture (the “Indenture”) by and among LyondellBasell Industries, the Company and Wells Fargo Bank, N.A., as trustee, the form of which is filed as Exhibit T3C hereto. Pursuant to the Company’s Chapter 11 plan of reorganization (as amended, the “Plan of Reorganization”) the holders of certain loans incurred in the Company’s Chapter 11 proceedings as part of its debtor-in-possession financing arrangements (the “DIP roll-up loans”) will be offered the Notes in exchange for their DIP roll-up loans. Upon the date of emergence from bankruptcy (the “Emergence Date”), LyondellBasell Industries will replace LyondellBasell AF as the ultimate parent company of the Company.

The Company is relying upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 under the U.S. Bankruptcy Code. Section 1145(a)(1) of the U.S. Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the Notes to the holders of the DIP roll-up loans will satisfy the aforementioned requirements.

AFFILIATIONS

3. Affiliates.

Set forth below are the names of the Company’s parent companies and material subsidiaries (the “Subsidiaries” and, together with the Company and the parent companies, the “LyondellBasell Entities”). Unless otherwise noted, all subsidiaries listed below are wholly owned, directly or indirectly, by the Company.

I.	LyondellBasell Industries AF S.C.A.[1]

1.	LyondellBasell Finance Company

(a)	Lyondell Chemical Company

A.	Lyondell Chemical Delaware Company

B.	Lyondell Refining Company LLC (1% general partner interest in Houston Refining LP)

i.	Lyondell Refining I LLC (99% limited partner interest in Houston Refining LP)

(a)	Houston Refining LP

C.	Lyondell Chemical Technology I Inc. (99% limited partner interest in each of Lyondell Chemical Properties, L.P. and Lyondell Chemical Technology, L.P.)

i.	Lyondell Chemical Properties, L.P.

ii.	Lyondell Chemical Technology, L.P.

D.	Lyondell Chemical Technology Management, Inc. (1 % general partner interest in each of Lyondell Chemical Properties, L.P. and Lyondell Chemical Technology, L.P.)

E.	LyondellBasell Flavors & Fragrances Holdco, LLC

i.	LyondellBasell Flavors & Fragrances, LLC

F.	LyondellBasell Acetyls Holdco, LLC

i.	LyondellBasell Acetyls, LLC

G.	Equistar LP, LLC (99% limited partner interest in Equistar Chemicals, LP)

i.	Equistar Chemicals, LP

ii.	Equistar GP, LLC (1% general partner interest in Equistar Chemicals, LP)

H.	Basell North America Inc.

I.	Lyondell Europe Holdings Inc.

i.	Lyondell Chimie France LLC

J.	Lyondell Chemical International Company

K.	Lyondell Chemical Overseas Services, Inc.

MANAGEMENT AND CONTROL

4. Directors and executive officers.

(a) The following table lists the names and offices of all the directors and executive officers of the LyondellBasell Entities as of April 5, 2010, unless otherwise indicated.

[1]

Upon emergence from bankruptcy, the organizational structure of the LyondellBasell Entities will be substantially the same with the exception that LyondellBasell Industries will replace LyondellBasell AF as the ultimate parent company of the Company.

Entity and Address	Name	Officer
Lyondell Chemical Company	James L. Gallogly	President and Chief Executive Officer
1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President, Refining
	Patrick Quarles	Senior Vice President, Intermediates and Derivatives
	Karen Swindler	Senior Vice President of Manufacturing, Americas
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President, Deputy General Counsel and Secretary
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Assistant Secretary
	Mindy G. Davidson	Assistant Secretary
	Dennis M. Kozak	Assistant Secretary, Chief Patent Counsel
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer, Finance
	Mark F. Wilson	Assistant Treasurer, Insurance
	James L. Gallogly	Director
	C. Kent Potter	Director

LyondellBasell Industries N.V.[2]	James L. Gallogly	President & Chief Executive Officer
Weena 737 Rotterdam, 3013 AM The Netherlands	C. Kent Potter	Executive Vice President & Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin W. Brown	Senior Vice President—Refining
	Bavesh V. Patel	Senior Vice President—Olefins and Polyolefins Americas
	Anton de Vries	Senior Vice President— Olefins and Polyolefins Europe, Asia and International
	Just Jansz	Senior Vice President—Technology

[2]

On the Emergence Date, the Supervisory Board of LyondellBasell Industries will initially consist of nine members, four of whom are currently known: Joshua J. Harris, Philip Kassin, Scott M. Kleinman and Jeffrey S. Serota. The other members will be selected after the Emergence Date. The mailing address for each member of the Supervisory Board is Weena 737, 3013AM, Rotterdam, The Netherlands. The officers of LyondellBasell N.V. will assume their positions on or after the Emergence Date.

	Stichting Topco[3]	Member of Management Board
	Craig Glidden	Member of Supervisory Board
	Gerald A. O’Brien	Member of Supervisory Board

Basell North America Inc.	James L. Gallogly	President and Chief Executive Officer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Bhavesh V. Patel	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President, Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety & Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Andrew M. Grygiel	Assistant Treasurer
	Claire Liu	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	James L. Gallogly	Director
	C. Kent Potter	Director
	Samuel L. Smolik	Director

Equistar Chemicals, LP	James L. Gallogly	President and Chief Executive Officer
1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President, Refining
	Patrick Quarles	Senior Vice President, Intermediates and Derivatives
	Karen Swindler	Senior Vice President of Manufacturing, Americas
	Becky Roof	Controller and Chief Accounting Officer

[3]	Stichting Topco is a foundation incorporated under the laws of The Netherlands. It is managed by a management board consisting of Frits Bos and Anton de Vries.

	David Balderston	Vice President
	Gerald A. O’Brien	Vice President, Deputy General Counsel and Secretary
	Samuel L. Smolik	Vice President, Health, Safety & Environment
	Francesco Svelto	Vice President and Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	Eileen K. Cheng.	Assistant Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Dennis M. Kozak	Assistant Secretary, Chief Patent Counsel
	Joan K. Pike	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer, Finance
	C. Kent Potter	Partnership Governance Committee representative
	James L. Gallogly	Partnership Governance Committee representative

Equistar GP, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

Equistar LP, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

Houston Refining LP	James L. Gallogly	President and Chief Executive Officer
1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President, Refining
	Patrick Quarles	Senior Vice President, Intermediates and Derivatives
	Karen Swindler	Senior Vice President of Manufacturing, Americas
	David Balderston	Vice President
	Gerald A. O’Brien	Vice President, Deputy General Counsel and Secretary
	Becky Roof	Controller and Chief Accounting Officer
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	Eileen K. Cheng	Assistant Secretary
	Mindy G. Davidson	Assistant Secretary
	Dennis M. Kozak	Assistant Secretary, Chief Patent Counsel
	Rachel Thomas	Assistant Secretary
	Joan K. Pike	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer, Finance
	Mark F. Wilson	Assistant Treasurer, Insurance

Lyondell Chemical Delaware Company	Francis P. McGrail	President
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Kevin McShea	Chief Restructuring Officer
	Tsahai Kebede	Vice President
	Francis P. McGrail	Treasurer
	Tsahai Kebede	Secretary
	James L. Gallogly	Director
	C. Kent Potter	Director
	Francis P. McGrail	Director

Lyondell Chemical International Company	James L. Gallogly	President and Chief Executive Officer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Bhavesh V. Patel	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President, Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety & Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Andrew M. Grygiel	Assistant Treasurer
	Claire Liu	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	C. Kent Potter	Director
	Kevin W. Brown	Director

Lyondell Chemical Overseas Services, Inc.	James L. Gallogly	President and Chief Executive Officer
1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Bhavesh V. Patel	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President, Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety & Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Andrew M. Grygiel	Assistant Treasurer
	Claire Liu	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	James L. Gallogly	Director
	C. Kent Potter	Director

Lyondell Chemical Properties, L.P. [4]
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	—	—

Lyondell Chemical Technology 1 Inc.	Francis P. McGrail	President and Treasurer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Tsahai Kebede	Vice President and Secretary
	Kevin McShea	Chief Restructuring Officer
	James L. Gallogly	Director
	C. Kent Potter	Director
	Francis P. McGrail	Director

[4]	Lyondell Chemical Properties, L.P. is managed by its general partner, Lyondell Chemical Management, Inc.

Lyondell Chemical Technology Management, Inc.	Francis P. McGrail	President
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Tsahai Kebede	Vice President
	Francis P. McGrail	Treasurer
	Tsahai Kebede	Secretary
	Kevin McShea	Chief Restructuring Officer
	James L. Gallogly	Director
	C. Kent Potter	Director
	Francis P. McGrail	Director

Lyondell Chemical Technology, L.P. [5]
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	—	—

Lyondell Chimie France LLC	Kevin McShea	Chief Restructuring Officer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Gerald A. O’Brien	Vice President, General Counsel
	Francis P. McGrail	Vice President and Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	Eileen K. Cheng	Secretary
	Rachel Thomas	Assistant Secretary
	Tsahai Kebede	Assistant Secretary
	Joan K. Pike	General Tax Officer and Assistant Secretary

Lyondell Europe Holdings Inc.	Francis P. McGrail	President
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Tsahai Kebede	Vice President
	Francis P. McGrail	Treasurer
	Tsahai Kebede	Secretary
	Kevin McShea	Chief Restructuring Officer
	C. Kent Potter	Director

[5]	Lyondell Chemical Technology, L.P. is managed by its general partner, Lyondell Chemical Technology Management, Inc.

Lyondell Refining Company LLC	James L. Gallogly	President and Chief Executive Officer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Francis P. McGrail	Vice President and Assistant Secretary
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

Lyondell Refining I LLC	Francis P. McGrail	President and Treasurer
Two Greenville Crossing 4001 Kennett Pike, Suite 220 Greenville, Delaware 19807	Tsahai Kebede	Vice President and Secretary
	Kevin McShea	Chief Restructuring Officer

LyondellBasell Acetyls, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary

	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

LyondellBasell Acetyls Holdco, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

LyondellBasell F&F Holdco, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer

	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

LyondellBasell Finance Company	James L. Gallogly	President and Chief Executive Officer
1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance
	Francis P. McGrail	Assistant Treasurer
	James L. Gallogly	Director
	C. Kent Potter	Director
	Samuel L. Smolik	Director

LyondellBasell Flavors & Fragrances, LLC	James L. Gallogly	President and Chief Executive Officer
c/o Lyondell Chemical Company 1221 McKinney, Suite 700 Houston, Texas 77010	C. Kent Potter	Executive Vice President and Chief Financial Officer
	Craig Glidden	Executive Vice President and Chief Legal Officer
	Kevin McShea	Chief Restructuring Officer
	Kevin W. Brown	Senior Vice President
	Patrick Quarles	Senior Vice President
	Karen Swindler	Senior Vice President
	Becky Roof	Controller and Chief Accounting Officer
	Joan K. Pike	Vice President and Chief Tax Officer
	Gerald A. O’Brien	Vice President and Deputy General Counsel
	Samuel L. Smolik	Vice President, Health, Safety and Environment
	Francesco Svelto	Vice President and Treasurer
	David Balderston	Vice President
	Eileen K. Cheng	Secretary
	Mindy G. Davidson	Assistant Secretary
	Rachel Thomas	Assistant Secretary
	Stephen R. Wessels	Assistant Secretary
	Claire Liu	Assistant Treasurer
	Francis P. McGrail	Assistant Treasurer
	Mark F. Wilson	Assistant Treasurer, Insurance

5. Principal owners of voting securities.

As of the date hereof, the Company is a wholly owned, indirect subsidiary of LyondellBasell AF6 as a result of LyondellBasell AF’s ownership of LyondellBasell Finance, the parent company of the Company. The Company directly or indirectly owns all of the outstanding voting securities of the Subsidiaries. Upon emergence from bankruptcy, LyondellBasell Industries will replace LyondellBasell AF as the ultimate parent company of the Company.

The following table indicates information, to LyondellBasell Industries’ knowledge as of March 11, 2010, regarding the expected beneficial ownership of LyondellBasell Industries’ ordinary shares after the Emergence Date. The percentages in the table below reflect the expectation of LyondellBasell Industries that there will be 100% subscription by creditors in the rights offering pursuant to the Plan of Reorganization. These percentages are approximate based on the current Plan of Reorganization and current information available to LyondellBasell Industries concerning claim amounts in the cases before the Bankruptcy Court and holders of those claims and assuming that no warrants to purchase ordinary shares are exercised.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned *
Apollo Management Holdings, L.P. 9 West 57th Street New York, NY 10019	Ordinary Shares	N/A *	25%

ABN AMRO Holding N.V. Gustev Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands	Ordinary Shares	N/A *	14%

[6]

Lyondell Basell AF was formed in the Grand Duchy of Luxembourg as a corporate partnership limited by shares in April 2005 by BI S.à r.l., a Luxembourg private limited liability company, affiliated with the Access Industries Group (“Access Industries”), which is a privately-held industrial group based in the United States. On July 2, 2009, Nell Limited (“Nell”), an affiliate of Access Industries and the indirect owner of 100% of the share capital of LyondellBasell AF, transferred its indirect ownership interest in LyondellBasell AF to Prochemie GmbH (“Prochemie”), a wholly owned subsidiary of ProChemie Holding Ltd. (“ProChemie Holding”). As of July 2, 2009, Nell and ProChemie Holding each own 50% of Prochemie, which owns 100% of the share capital of LyondellBasell AF.

UNDERWRITERS

6. Underwriters.

(a) The following table sets forth the names and addresses of the entities who, within the three years prior to the filing of this application, have acted as underwriters of securities issued by the Company.

Issuance	Initial Purchaser Name and Address	Securities Issued
8% Senior Secured Notes due 2017 issued on April 8, 2010 to initial purchasers and resold pursuant to Rule 144A and Regulation S7	Banc of America Securities LLC One Bryant Park New York, New York 10036	$2,250,000,000 8% Senior Secured Notes due 2017 (the “Dollar Notes”)

	UBS Securities LLC 299 Park Avenue New York, New York 10171	Dollar Notes

	Barclays Capital Inc. 200 Park Avenue New York, New York 10166	Dollar Notes

	Citigroup Global Markets Inc. 390 Greenwich Street New York, New York 10013	Dollar Notes

	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010	Dollar Notes

	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005	Dollar Notes

	J.P. Morgan Securities Inc. 383 Park Avenue New York, New York 10179	Dollar Notes

	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036	Dollar Notes

[7]

The entities listed under the issuance of the Dollar Notes and the Euro Notes (together, the “Senior Secured Notes”) acted as initial purchasers with respect to the Senior Secured Notes pursuant to the terms of the Offering Memorandum dated March 24, 2010 (the “Offering Memorandum”). The Senior Secured Notes were initially issued by LBI Escrow Corporation (the “Escrow Issuer”), a Delaware corporation and a wholly owned subsidiary of LyondellBasell Industries N.V. at the time of the issuance. The Escrow Issuer was created solely to issue the Senior Secured Notes and, if the release conditions described in the Offering Memorandum are satisfied, the Company will become the issuer of the Senior Secured Notes and assume the rights and obligations of the Escrow Issuer with respect thereto upon the merger of the Escrow Issuer with and into the Company and the execution by the Company of a supplemental indenture.

	Wells Fargo Securities, LLC One Wachovia Center 301 South College Street Charlotte, North Carolina 28288	Dollar Notes

	Merrill Lynch International 2 King Edward Street London EC1A 1HQ	€375,000,000 8% Senior Secured Notes due 2017 (the “Euro Notes”)

	UBS Limited 100 Liverpool Street London EC2M 2RH	Euro Notes

	Barclays Bank PLC The North Colonnade Canary Wharf, London E14 4BB United Kingdom	Euro Notes

	Citigroup Global Markets Limited Citigroup Centre, 33 Canada Sq. Canary Wharf London E14 5-LB	Euro Notes

	Credit Suisse Securities (Europe) Limited Honthorststraat 19 Amersterdam, Noord-Holland 1071 DC The Netherlands	Euro Notes

	Deutsche Bank AG London Branch 1 Great Winchester Street EC2N 2DB London	Euro Notes

	J.P. Morgan Securities Ltd. 125 London Wall London, EC2Y 5AJ	Euro Notes

	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA	Euro Notes

	Wells Fargo Securities International Limited European Debt Capital Markets & Syndicate 1 Plantation Place 30 Fenchurch Street, London EC3M 3BD	Euro Notes

Issuance	Underwriter Name and Address	Securities Issued

Notes issued by Lyondell Chemical pursuant to the Prospectus dated May 30, 2007	Citigroup Global Markets Inc. 390 Greenwich Street New York, New York 10013	$510,000 6 7/8% Senior Unsecured Notes due 2017 (the “6 7/8% Notes”)

	Banc of America Securities LLC One Bryant Park New York, New York 10036	6 7/8% Notes

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005	6 7/8% Notes

JP Morgan Securities Inc. 383 Park Avenue New York, New York 10179	6 7/8% Notes

(b) No person is acting as a principal underwriter for the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) The capital stock of the Company, the Subsidiaries8 and LyondellBasell Finance is owned directly or indirectly by LyondellBasell AF as the ultimate parent company of the Company, the Subsidiaries and LyondellBasell Finance. On the Emergence Date, LyondellBasell Industries will replace LyondellBasell AF as the ultimate parent company of the Company, the Subsidiaries and LyondellBasell Finance and, as a result, will own directly or indirectly all of the capital stock of these entities.

The following table sets forth certain expectations of LyondellBasell Industries with respect to each class of its securities expected to be authorized and outstanding as of April 30, 2010:

Title of Class	Amount Authorized	Amount Outstanding

Class A Ordinary Shares, par value (€0.04) per share (a)	1,000,000,000	300,000,000

Class B Ordinary Shares, par value (€0.04) per share (a)	275,000,000	263,901,979

8% Senior Secured Notes due 2017	$2,250,000,000 aggregate principal amount	$2,250,000,000

8% Senior Secured Notes due 2017	€375,000,000 aggregate principal amount	€375,000,000

11% Senior Secured Notes due 2018 (b)	$3,250,000,000	–

(a)	As of the Emergence Date, LyondellBasell Industries expects to have warrants to purchase 11,278,040 class A ordinary shares issued and outstanding. The warrants will have an exercise price of $15.90 per class A ordinary share. The warrants will have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period beginning on the Emergence Date and ending at the close of business on the seventh anniversary of issuance.
(b)	2014 Senior Secured Notes will be issued pursuant to the Plan of Reorganization to the extent holders of DIP roll-up loans do not accept the Notes.

(b) Generally, each shareholder is entitled to one vote for each common share held on every matter submitted to a vote of shareholders, including election of members of the Management Board and Supervisory Board. There are no cumulative voting rights. Accordingly, the holders of a majority of voting rights will have the power to elect all members of the Management Board and the Supervisory Board who are standing for election.

[8]

The Subsidiaries do not have any indebtedness that qualifies as a capital security; however, the Subsidiaries are guarantors of the Senior Secured Notes issued pursuant to the Offering Memorandum, any Notes issued pursuant to the Indenture and any notes issued pursuant to the indenture governing the Senior Secured Notes due 2014.

Unless otherwise required by LyondellBasell Industries’ Articles of Association or Dutch law, matters submitted for a vote at a general meeting of shareholders require the approval of a majority of the votes cast at the general meeting. Pursuant to Dutch law and LyondellBasell Industries’ Articles of Association, holders of LyondellBasell Industries’ ordinary shares have the right to approve decisions from the Management Board relating to (i) the transfer of all or substantially all LyondellBasell Industries’ enterprise by way of a share or asset sale, consolidation or merger or otherwise, (ii) the entering into or termination of a long-lasting commercial relationship that is material for LyondellBasell Industries’ business and (iii) the acquisition or disposition of shares or assets with a value of at least one-third of LyondellBasell Industries’ consolidated asset value.

LyondellBasell Industries’ Articles of Association require that in event of a purchase, conversion or exchange of class B ordinary shares at a value less than ten dollars and sixty-one cents ($10.61) per class B ordinary shares, subject to anti-dilution adjustments (the “class B liquidation preference”) in case of a transfer of all or substantially all LyondellBasell Industries’ enterprise to third parties, whether by acquisition, merger, consolidation, sale of all or substantially all the assets of LyondellBasell Industries and its consolidated subsidiaries taken as a whole, the Management Board must obtain approval of eighty-five percent (85%) of the voting power of the holders of the class B ordinary shares outstanding at the time.

In addition, a resolution for merger or demerger of LyondellBasell Industries will require the affirmative vote of eighty-five percent (85%) of the voting power of the holders of class B ordinary shares, in the event that in any such transaction each class B ordinary share would be purchased, converted or exchanged at a value less than the class B liquidation preference. A resolution to amend the provisions in LyondellBasell Industries’ Articles of Association relating to the conversion of class B ordinary shares into class A ordinary shares and the class B liquidation preference requires the prior approval from all the holders of class B ordinary shares.

There are no laws currently in effect in The Netherlands or provisions in LyondellBasell Industries’ Articles of Association limiting the rights of non-resident investors to hold or vote ordinary shares.

INDENTURE SECURITIES

8. Analysis of indenture provisions.

The Notes will be issued under the Indenture; the following is a general description of certain provisions of the Indenture; this description is qualified in its entirety by reference to the Form of Indenture filed as Exhibit T3C hereto. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Notice

Under the Indenture, an event of default with respect to the Notes occurs if:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by LyondellBasell Industries or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(4)

the failure by LyondellBasell Industries or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to LyondellBasell Industries or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $100.0 million or its foreign currency equivalent (the “cross-acceleration provision”),

(5)	certain events of bankruptcy, insolvency or reorganization of LyondellBasell Industries, the Issuer or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (the “bankruptcy provisions”),

(6)	failure by LyondellBasell Industries or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $100.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(7)	the Guarantee of LyondellBasell Industries or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof) or LyondellBasell Industries denies or disaffirms its Obligations under the Indenture and such Default continues for 10 days,

(8)	unless all of the Notes Collateral has been released from the third priority Liens in accordance with the provisions of the Security Documents, the third priority Liens on all or substantially all of the Notes Collateral cease to be valid or enforceable and such Default continues for 30 days, or LyondellBasell Industries, the Issuer or any Pledgor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of LyondellBasell Industries, LyondellBasell Industries fails to cause such Subsidiary to rescind such assertions within 30 days after LyondellBasell Industries has actual knowledge of such assertions, or

(9)	the failure by LyondellBasell Industries, the Issuer or any Pledgor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clause (8) the “security default provisions”).

The foregoing constitutes Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) or (9) will not constitute an Event of Default until the Trustee or the holders of 30% in aggregate principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (3) or (9) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of LyondellBasell Industries or the Issuer) occurs and is continuing, the Trustee or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of LyondellBasell Industries or the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in aggregate principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

(b) Authentication and Delivery of the Notes; Use of Proceeds

One Officer shall sign the Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless. A Note shall not be valid until and authorized signatory of the Trustee manually signs the certificate of authentication on the Notes in accordance with the Indenture. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

On the Issue Date, the Trustee shall, upon receipt of an Issuer Order (an “Authentication Order”) and an Opinion of Counsel conforming with Section 314(c) of the Trust Indenture Act of 1939 (the “TIA”), authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon an Authentication Order authenticate and deliver any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued under the Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Issuer to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuer. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with holders or an Affiliate of the Issuer. The Trustee appointed under the Indenture is Walls Fargo Bank, N.A. as authenticating agent for the Notes.

Notwithstanding the foregoing, except as provided in the Indenture, all Notes issued under the Indenture shall vote and consent together on all matters (as to which any of such Notes may vote or consent) as one class and no series of Notes will have the right to vote or consent as a separate class on any matter.

There will be no proceeds from the issuance of the Notes.

(c) Release of Property Subject to Lien

Subject to the Junior Lien Intercreditor Agreement, Liens on Collateral securing the Notes will be automatically and unconditionally released:

(1)	as to any property or asset (including Capital Stock of a Subsidiary of LyondellBasell Industries), to enable LyondellBasell Industries, the Issuer and the Pledgors to consummate the disposition of such property or asset to the extent not prohibited by clause (5) below or under the covenants described in the Indenture;

(2)	upon the release of all Liens on such property or assets securing First and Second Priority Lien Obligations (including all commitments and letters of credit thereunder); provided, however, that if the Issuer or LyondellBasell Industries subsequently incurs (i) First Priority Lien Obligations that are secured by Liens on property or assets of the Issuer or LyondellBasell Industries of the type constituting the Collateral and the related Liens are incurred in reliance on clauses (6)(B) or (6)(D) of the definition of Permitted Liens set forth in the Indenture or (ii) Second Priority Lien Obligations that are secured by Liens on property or assets of the Issuer or LyondellBasell Industries of the type constituting the Collateral and the related Liens are incurred in reliance on clause (6)(C) of the definition of Permitted Liens, then the Issuer and its Restricted Subsidiaries will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First Priority Lien Obligations or Second Priority Lien Obligations, will be junior priority Liens on the Collateral securing such First Priority Lien Obligations or Second Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First Priority Lien Obligations or Second Priority Lien Obligations, with the junior priority Lien held either by the administrative agent, collateral agent or other representative for such First Priority Lien Obligations or Second Priority Lien Obligations and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Junior Lien Intercreditor Agreement;

(3)	in respect of the property and assets of a Pledgor, upon the designation of such Pledgor to be an Unrestricted Subsidiary in accordance with the covenants described in the Indenture;

(4)	in respect of the property and assets of a Guarantor upon release of the Guarantee with respect to the Notes of such Guarantor;

(5)	in the case of the property and assets of a specific Pledgor, upon such Pledgor making a Transfer of such assets to any Restricted Subsidiary of the Issuer that is not a Pledgor; provided that (i) such Transfer is not subject to the covenants described in the Indenture and (ii) the aggregate net book value of the assets of Restricted Subsidiaries that are at any time Notes Collateral (as defined in the First Lien Security Documents) (excluding cash proceeds of accounts receivable, inventory and related assets) that are so transferred pursuant to this clause (5) subsequent to the Issue Date shall not exceed 5% of the Consolidated Net Tangible Assets of the Issuer and its Restricted Subsidiaries per year and shall not be in an amount that will result in an Excluded Subsidiary ceasing to qualify as an Excluded Subsidiary in accordance with the definition thereof; provided, further, that Liens on all property and assets of any Subsidiary of Lyondell Europe Holdings, Inc., a Delaware corporation, will be automatically and unconditionally released upon any transfer of such Subsidiary;

(6)	as described in the amendment and waiver provisions of the Indenture; or

(7)	as to the pledge of Capital Stock of first-tier Foreign Subsidiaries, in connection with a reorganization, change or modification of the direct or indirect ownership of Foreign Subsidiaries by LyondellBasell Industries, the Issuer or a Pledgor, as applicable, in compliance with the Indenture, a release may be obtained as to such Capital Stock in connection with the substitution of pledge of 65% of the voting Capital Stock and 100% of the non-voting Capital Stock of any one or more new or replacement first- tier Foreign Subsidiaries pursuant to valid Security Documents.

Notwithstanding the foregoing clause (2), if an Event of Default exists on the date of Discharge of First and Second Priority Lien Obligations, the Junior Priority Liens on the Collateral securing the Notes will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First and Second Priority Lien Obligations secured by the Collateral, and thereafter the Trustee (or another designated representative acting at the direction of the holders of a majority of outstanding principal amount of the Notes and other Junior Lien Obligations) will have the right to direct the Agent to foreclose upon the Collateral (but in such event, the Liens on the Collateral securing the Notes will be released when such Event of Default and all other Events of Default cease to exist).

The security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, premium (if any) on and accrued and unpaid interest and additional interest, if any, on, the Notes and all other Obligations under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, premium (if any) and accrued and unpaid interest (including additional interest, if any), are paid (including pursuant to a satisfaction and discharge of the Indenture as described therein) or (ii) a legal defeasance or covenant defeasance under the Indenture as described therein.

Any certificate or opinion required by Section 314(d) of the TIA may be made by an Officer of the Issuer, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

Notwithstanding anything to the contrary in the Indenture, the Issuer and its Subsidiaries will not be required to comply with all or any portion of Section 314(d) of the TIA if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the Securities and Exchange Commission (the “SEC”) and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the TIA. The Issuer, LyondellBasell Industries and the Pledgors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Trustee or the Collateral Agent, conduct ordinary course activities with respect to the Collateral, including, without limitation:

(1)	selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

(2)	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents;

(3)	surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

(4)	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

(5)	granting a license of any intellectual property;

(6)	selling, transferring or otherwise disposing of inventory or accounts receivable in the ordinary course of business;

(7)	making cash payments (including for the repayment of Indebtedness or interest) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents; and

(8)	abandoning any intellectual property that is no longer used or useful in the business of the Company or its Subsidiaries.

(d) Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as not prohibited by the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuer has paid all other sums payable under the Indenture; and

(3)	the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending on December 31, 2010, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuer he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. The Issuer also shall comply with Section 314(a)(4) of the TIA. Except with respect to receipt of payments of principal and interest on the Notes and any Default or Event of Default information contained in the Officer’s Certificate delivered to it pursuant to the Indenture, the Trustee shall have no duty to review, ascertain or confirm the Issuer’s compliance with or the breach of any representation, warranty or covenant made in the Indenture. The Issuer also shall comply with Section 314(a)(4) of the TIA. Except with respect to receipt of payments of principal and interest on the Notes and any Default or Event of Default information contained in the Officer’s Certificate delivered to it pursuant to the Indenture, the Trustee shall have no duty to review, ascertain or confirm the Issuer’s compliance with or the breach of any representation, warranty or covenant made in the Indenture.

9. Other obligors.

LyondellBasell Industries, each existing and subsequently acquired or organized direct or indirect Wholly Owned Domestic Subsidiary of LyondellBasell Industries (other than any Excluded Subsidiary) will irrevocably and unconditionally guarantee on a senior third-priority basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all Obligations of the Issuer under the Indenture and the Notes. Such Guarantors will agree that they will pay principal of, premium, if any, interest and additional interest, if any, on the Notes, expenses, indemnification or otherwise. Such Guarantors will agree to pay, in addition to the amounts stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Guarantees. This includes all of the LyondellBasell Entities listed in Item 3 above with the exception of LyondellBasell Industries AF S.C.A.

Contents of application for qualification. This application for qualification comprises –

(a)	Pages numbered 1 to 29, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T3A.1*	Amended and Restated Certificate of Incorporation of Lyondell Chemical Company, dated November 30, 2004.

Exhibit T3A.2*	Certificate of Formation of LyondellBasell Industries N.V.

Exhibit T3A.3*	Certificate of Formation of LyondellBasell Acetyls, LLC, dated October 23, 2009.

Exhibit T3A.4*	Certificate of Limited Partnership of Houston Refining LP, as amended, dated December 31, 1998.

Exhibit T3A.5*	Certificate of Formation of LyondellBasell Flavors & Fragrances, LLC, dated October 23, 2009.

Exhibit T3A.6*	Certificate of Incorporation of LyondellBasell Finance Company, as amended, dated August 24, 2007.

Exhibit T3A.7*	Certificate of Formation of LyondellBasell F&F Holdco, LLC, dated October 23, 2009.

Exhibit T3A.8*	Certificate of Formation of LyondellBasell Acetyls Holdco, LLC, dated October 23, 2009.

Exhibit T3A.9*	Certificate of Formation of Lyondell Refining I LLC, dated December 19, 2006.

Exhibit T3A.10*	Certificate of Formation of Lyondell Refining Company LLC, dated December 19, 2006.

Exhibit T3A.11*	Certificate of Incorporation of Lyondell Europe Holdings Inc, dated June 13, 2007.

Exhibit T3A.12*	Certificate of Formation of Lyondell Chimie France, LLC, dated June 28, 2007.

Exhibit T3A.13*	Amended and Restated Certificate of Limited Partnership of Lyondell Chemical Technology, L.P, dated May 31, 2005.

Exhibit T3A.14*	Certificate of Incorporation of Lyondell Chemical Technology Management, Inc, as amended, dated May 31, 2005.

Exhibit T3A.15*	Certificate of Incorporation of Lyondell Chemical Technology 1 Inc, dated December 28, 2005.

Exhibit T3A.16*	Amended and Restated Certificate of Limited Partnership of Lyondell Chemical Properties, L.P, dated May 31, 2005.

Exhibit T3A.17*	Certificate of Incorporation of Lyondell Chemical Overseas Services, Inc, as amended, dated December 18, 1998.

Exhibit T3A.18*	Certificate of Incorporation of Lyondell Chemical International Company, as amended, dated December 7, 1998.

Exhibit T3A.19*	Certificate of Incorporation of Lyondell Chemical Delaware Company, as amended, dated December 18, 1998.

Exhibit T3A.20*	Certificate of Limited Partnership of Equistar Chemicals, LP, as amended, dated October 17, 1997.

Exhibit T3A.21*	Restated Certificate of Incorporation of Basell North America Inc, as amended, dated February 1, 1999.

Exhibit T3A.22*	Certificate of Formation of Equistar GP, LLC, dated October 23, 2009.

Exhibit T3A.23*	Certificate of Formation of Equistar LP, LLC, dated October 23, 2009.

Exhibit T3B.1*	Amended and Restated By-laws of Lyondell Chemical Company, dated December 20, 2007.

Exhibit T3B.2*	See Exhibit T3A.2

Exhibit T3B.3*	Limited Liability Company Agreement of LyondellBasell Acetyls, LLC, dated October 23, 2009.

Exhibit T3B.4*	Articles of Organization of Houston Refining LP, as amended, dated December 30, 1992.

Exhibit T3B.5*	Limited Liability Company Agreement of LyondellBasell Flavors & Fragrances, LLC, dated October 23, 2009.

Exhibit T3B.6*	By-laws of LyondellBasell Finance Company, dated November 12, 2007.

Exhibit T3B.7*	Limited Liability Company Agreement of LyondellBasell F&F Holdco, LLC, dated October 23, 2009.

Exhibit T3B.8*	Limited Liability Company Agreement of LyondellBasell Acetyls Holdco, LLC, dated October 23, 2009.

Exhibit T3B.9*	Limited Liability Company Agreement of Lyondell Refining I, LLC, as amended, dated December 26, 2002.

Exhibit T3B.10*	Limited Liability Company Agreement of Lyondell Refining Company, LLC, as amended, dated January 1, 2007.

Exhibit T3B.11*	By-laws of Lyondell Europe Holdings Inc.

Exhibit T3B.12*	Limited Liability Company Agreement of Lyondell Chimie France LLC, dated June 29, 2007.

Exhibit T3B.13*	Agreement of Limited Partnership of Lyondell Chemical Technology, L.P, as amended, dated December 1, 1991.

Exhibit T3B.14*	By-laws of Lyondell Chemical Technology Management, Inc.

Exhibit T3B.15*	By-laws of Lyondell Chemical Technology 1 Inc.

Exhibit T3B.16*	Agreement of Limited Partnership of Lyondell Chemical Properties, L.P, as amended, dated January 1, 1996.

Exhibit T3B.17*	Revised and Restated By-laws of Lyondell Chemical Overseas Services, Inc, dated July 17, 2003.

Exhibit T3B.18*	By-laws of Lyondell Chemical International Company.

Exhibit T3B.19*	Revised and Restated By-laws of Lyondell Chemical Delaware Company, dated June 5, 1989.

Exhibit T3B.20*	Amended and Restated Limited Partnership Agreement of Equistar Chemicals, LP, as amended, dated December 19, 2007.

Exhibit T3B.21*	By-laws of Basell North America Inc, dated August 23, 1990.

Exhibit T3B.22*	Limited Liability Company Agreement of Equistar GP, LLC, dated October 23, 2009.

Exhibit T3B.23*	Limited Liability Company Agreement of Equistar LP, LLC, dated October 23, 2009.

Exhibit T3C.1*	Form of Indenture by and among Lyondell Chemical Company, LyondellBasell Industries N.V. and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E*	Third Amended Disclosure Statement, dated March 12, 2010.

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, Lyondell Chemical Company, a corporation organized and existing under the laws of Delaware, LyondellBasell Industries N.V., a public limited liability company formed and existing under the laws of The Netherlands and the additional subsidiary guarantor applicants listed herein, each a limited liability company, limited partnership or corporation, as applicable, formed and existing under the laws of Delaware, has duly caused to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston, and State of Texas, on the 15th day of April, 2010.

(SEAL)

LYONDELLBASELL INDUSTRIES N.V.

By:	/s/ Gerald A. O’Brien
Name: Gerald A. O’Brien
Title: Attorney-in-Fact

ATTEST:	/s/ Jessica Fink
Name: Jessica Fink
Title: Witness

LYONDELL CHEMICAL COMPANY

LYONDELL CHEMICAL INTERNATIONAL COMPANY

LYONDELL CHEMICAL OVERSEAS SERVICES, INC.

BASELL NORTH AMERICA INC.

LYONDELLBASELL FINANCE COMPANY

EQUISTAR LP, LLC

EQUISTAR GP, LLC

LYONDELL REFINING COMPANY LLC

LYONDELLBASELL ACETYLS, LLC

LYONDELLBASELL ACETYLS HOLDCO, LLC

LYONDELLBASELL F&F HOLDCO, LLC

LYONDELLBASELL FLAVORS & FRAGRANCES, LLC

HOUSTON REFINING LP

EQUISTAR CHEMICALS, LP

LYONDELL CHIMIE FRANCE LLC

By:	/s/ Gerald A. O’Brien
Name: Gerald A. O’Brien
Title: Vice President

ATTEST:	/s/ Jessica Fink
Name: Jessica Fink
Title: Witness

LYONDELL CHEMICAL DELAWARE COMPANY

LYONDELL CHEMICAL TECHNOLOGY I INC.

LYONDELL EUROPE HOLDINGS INC.

LYONDELL CHEMICAL TECHNOLOGY MANAGEMENT, INC.

LYONDELL REFINING I LLC

LYONDELL CHEMICAL PROPERTIES, L.P.

LYONDELL CHEMICAL TECHNOLOGY, L.P.

By:	/s/ Francis P. McGrail
Name: Francis P. McGrail
Title: President and Treasurer

ATTEST:	/s/ Rachel Thomas
Name: Rachel Thomas
Title: Witness